UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)

Information to be included in Statements Pursuant to Rules 13d-1(b)(c) and (d) and Amendments
thereto filed pursuant to Rule 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 4)(1)

HEALTHGATE DATA CORP.

(Name of Issuer)

Common Stock, par value $0.03 per share

(Title of Class of Securities)

42222 H

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42222 H

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blackwell Publishing, Ltd. (Formerly known as Blackwell Science, Ltd.)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 585,231 shares owned by Blackwell Publishing, Ltd. 88,759 shares owned by a subsidiary of Blackwell Publishing, Ltd. TOTAL: 673,990

	6.	Shared Voting Power N/A

	7.	Sole Dispositive Power 585,231 shares owned by Blackwell Publishing, Ltd. 88,759 shares owned by a subsidiary of Blackwell Publishing, Ltd. TOTAL: 673,990

	8.	Shared Dispositive Power N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 673,990 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.3%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer HEALTHGATE DATA CORP.
	(b)	Address of Issuer’s Principal Executive Offices 25 Corporate Drive Burlington, MA 01803
Item 2.
	(a)	Name of Person Filing Blackwell Publishing, Ltd.
	(b)	Address of Principal Business Office or, if none, Residence 9600 Garsington Road, Oxford, OX42DQ, UK
	(c)	Citizenship United Kingdom
	(d)	Title of Class of Securities Common Stock, par value $0.03 per share
	(e)	CUSIP Number 42222 H
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 673,990 shares, which includes 585,231 shares owned by Blackwell Publishing, Ltd., and 88,759 shares owned by a wholly-owned subsidiary of Blackwell Publishing, Ltd.
(b) Percent of class: 12.3%
(c) Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote

673,990 shares, which includes 585,231 shares owned by Blackwell Publishing, Ltd., and 88,759 shares owned by a wholly-owned subsidiary of Blackwell Publishing, Ltd.

(ii) Shared power to vote or to direct the vote N/A
(iii)

Sole power to dispose or to direct the disposition of

673,990 shares, which includes 585,231 shares owned by Blackwell Publishing, Ltd., and 88,759 shares owned by a wholly-owned subsidiary of Blackwell Publishing, Ltd.

(iv) Shared power to dispose or to direct the disposition of N/A
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.
Item 8.	Identification and Classification of Members of the Group
Not Applicable.
Item 9.	Notice of Dissolution of Group
Not Applicable.
Item 10.	Certification
Not Applicable.

Note:  All information in this Schedule 13G is as of the close of business on December 31, 2004.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2005
Date

BLACKWELL PUBLISHING, LTD. (formerly known as Blackwell Science, Ltd.)

/s/ Robert Campbell
Signature
Robert Campbell/President
Name/Title